02050246



PE
7-31-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)



Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

AEROPUERTOS DEL SURESTE
Lic. Adolfo Castro
(52) 55-5284-0408
acastro@asur.com.mx

**Breakstone & Ruth**
Luca Biondolillo
(646) 536-7012
Lbiondolillo@breakstoneruth.com

# ASUR Announces Passenger Traffic for July 2002

**Mexico City, August 7, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR)** (ASUR) today announced that total passenger traffic for the month of July 2002 decreased by 2.0 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from July 3 through July 30, 2002, and the equivalent 28-day period last year from July 4 through July 31, 2001. Transit and general aviation passengers are excluded.

| Airport | July 2001 | July 2002 | % Change |
|---|---|---|---|
| Cancún | 706,504 | 720,498 | 2.0 |
| Cozumel | 61,019 | 51,006 | (16.4) |
| Huatulco | 30,026 | 26,288 | (12.4) |
| Merida | 86,692 | 79,323 | (8.5) |
| Minatitlan | 10,687 | 9,826 | (8.1) |
| Oaxaca | 37,713 | 35,663 | (5.4) |
| Tapachula | 17,158 | 14,838 | (13.5) |
| Veracruz | 45,100 | 40,360 | (10.5) |
| Villahermosa | 44,250 | 40,891 | (7.6) |
| **ASUR Total** | **1,039,149** | **1,018,693** | **(2.0)** |

**- More -**

By week, ASUR's total passenger traffic from July 3 through July 30, 2002, varied year-over-year as follows:

- Decreased by 1.0 percent for the seven-day period from July 3 through 9;
- Decreased by 5.0 percent for the seven-day period from July 10 through 16;
- Decreased by 1.3 percent for the seven-day period from July 17 through 23, and;
- Decreased by 0.6 percent for the seven-day period from July 24 through 30.

| Airport | % Change July 3 thru July 30, 2002, vs. July 4 thru July 31, 2001 | | | |
|---|---|---|---|---|
| | **July 3 To 9 7 Days** | **July 10 To 16 7 Days** | **July 17 To 23 7 Days** | **July 24 To 30 7 Days** |
| Cancun | 3.1 | (1.8) | 2.7 | 4.0 |
| Cozumel | (13.5) | (21.6) | (17.1) | (13.5) |
| Huatulco | (11.7) | (20.5) | (7.8) | (9.6) |
| Merida | (9.2) | (9.6) | (6.0) | (9.3) |
| Minatitlan | 0.0 | (12.6) | (14.6) | (3.8) |
| Oaxaca | 1.5 | (6.4) | (10.5) | (4.5) |
| Tapachula | (17.5) | (10.3) | (16.0) | (10.2) |
| Veracruz | (20.4) | (4.2) | (3.4) | (13.9) |
| Villahermosa | (3.6) | (7.2) | (7.5) | (11.6) |
| **ASUR Total** | **(1.0)** | **(5.0)** | **(1.3)** | **(0.6)** |

**About ASUR:**

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

**- ENDS -**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: August 8, 2002